SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)
___________________

Gaming and Leisure Properties Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

36467J108
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36467J108	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,526,168*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,526,168*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,526,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	10,500,825 shares of Common Stock deemed beneficially owned solely in its capacity as the investment advisor of the Fortress V Sister Funds (as defined below).

**
All percentages of Common Stock (as defined below) outstanding contained herein are based on 112,446,798 shares of Common Stock outstanding as of November 4, 2014, as reported on the Issuer’s Form 10-Q filed on November 7, 2014.

CUSIP No.: 36467J108	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON Fortress Fund V GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,597,579*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,597,579*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,597,579*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the general partner of the Fund V ADE Sister Funds (as defined below).

CUSIP No.: 36467J108	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON Fortress Fund V GP Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,597,579*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,597,579*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,597,579*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as general partner of Fortress Fund V GP L.P.

CUSIP No.: 36467J108	Page 5 of 12 Pages
1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,526,168*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,526,168*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,526,168*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the holder of all the issued and outstanding interests of each of FIG LLC and Fortress Fund V GP Holdings Ltd.

CUSIP No.: 36467J108	Page 6 of 12 Pages
1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,526,168*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,526,168*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,526,168*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Solely in its capacity as general partner of Fortress Operating Entity I LP.

CUSIP No.: 36467J108	Page 7 of 12 Pages
1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,526,168*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,526,168*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,526,168*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the holder of all of the issued and outstanding interests of each of FIG Corp. and FIG Asset Co. LLC.

CUSIP No.: 36467J108	Page 8 of 12 Pages
1	NAME OF REPORTING PERSON Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,526,168*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,526,168*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,526,168*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Solely by virtue of Mr. Eden’s indirect interest in FIG LLC.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 12, 2013 (the “Original Schedule 13D”), as amended on December 23, 2013 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gaming and Leisure Properties Inc., a Pennsylvania corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D and Amendment No. 1.

This Amendment No. 2 is being filed to update the beneficial ownership information in the Schedule 13D following the Issuer’s declaration of a special dividend to its shareholders to distribute any accumulated earnings and profits relating to the real property assets and attributable to any pre-REIT years (the “Special Dividend”), including any earnings and profits allocated to the Issuer in connection with its spin-off from its parent company, in order to comply with certain REIT qualification requirements. In that Special Dividend, the Issuer issued 1,080,036 shares of Common Stock to the Fund V ADE Sister Funds (as defined herein), 638,967 shares of Common Stock to the Fund V BCF Sister Funds (as defined herein) and 4,148 shares of Common Stock to FIG LLC.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to include the following:

The second paragraph under the heading “Explanatory Note” of this Amendment No. 2 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

The Issuer made the Special Dividend in order to comply with REIT qualification requirements in connection with the Issuer’s election to be taxed as a REIT for U.S. federal income tax purposes for the year ending December 31, 2014.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Each of Fortress Fund V GP L.P. (“V GP”)  and Fortress Fund V GP Holding Ltd. (“Holdings V”) may be deemed to beneficially own and share the power to vote and dispose of the 6,597,579 shares held directly by Fortress Investment Fund V (GLPI SisterCo A) LP, Fortress Investment Fund V (GLPI SisterCo D) LP, Fortress Investment Fund V (GLPI SisterCo E) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo A) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo D) LP, (collectively, the “Fund V ADE Sister Funds”) by virtue of V GP being the general partner of the Fund V ADE Sister Funds, which such shares in the aggregate represent 5.9% of the Common Stock outstanding.

Each of FIG LLC (“FIG”), Fortress Operating Entity I LP (“FOE I”), FIG Corp. and Fortress Investment Group LLC (“Fortress”) may be deemed to beneficially own and share the power to vote and dispose of the 10,500,825 shares of Common Stock held directly by the Fortress V Sister Funds, of which 6,597,579 shares are held directly by the Fund V ADE Sister Funds and 3,903,246 shares are held directly by Fortress Investment

Fund V (GLPI SisterCo B) LP, Fortress Investment Fund V (GLPI SisterCo C) LP, Fortress Investment Fund V (GLPI SisterCo F) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo B) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo C) LP, and Fortress Investment Fund V (Coinvestment GLPI SisterCo F) LP (collectively, the “Fund V BCF Sister Funds” and together with the Fund V ADE Sister Funds, the “Fortress V Sister Funds”), by virtue of FIG being the investment adviser of the Fortress V Sister Funds and the 25,343 shares of Common Stock held directly by FIG, which such shares of Common Stock in the aggregate represent 9.4% of the Common Stock outstanding.

Mr. Edens may be deemed to beneficially own and share the power to vote and dispose of the 10,500,825 shares of Common Stock directly held directly by the Fortress V Sister Funds and the 25,343 Shares of Common Stock held directly by FIG, which such shares of Common Stock in the aggregate represent 9.4% of the Common Stock outstanding.

Other than in connection with the Special Dividend and an award of 5,113 shares of restricted Common Stock made by the Issuer to Mr. Edens on January 2, 2015 for service as a director (which award is deemed to be held directly by FIG on the basis of contractual agreement), no reporting person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in Common Stock in the sixty days preceding the Special Dividend or in the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2014	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 17, 2014	FORTRESS FUND V GP L.P.

	By:	Fortress Fund V GP Holdings Ltd.,
its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 17, 2014	FORTRESS FUND V GP HOLDINGS LTD.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 17, 2014	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 17, 2014	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 17, 2014	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 17, 2014

/s/ Wesley R. Edens
Wesley R. Edens